

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 15, 2017

Koon Wing Cheung
Chief Executive Officer
Cosmos Group Holdings Inc.
Rooms 1309-11, 13th Floor, Tai Yau Building
No. 181 Johnston Road
Wanchai, Hong Kong

> **Re: Cosmos Group Holdings Inc.**
> **Registration Statement on Form 10-12G**
> **Filed May 23, 2017**
> **File No. 000-55793**

Dear Mr. Cheung:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date and you are not required to register pursuant to Section 12(g) of the Exchange Act, you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.

2. Please indicate you are an Emerging Growth Company or advise.

Business, page 1

Overview, page 1

3.   Please briefly discuss in the overview section that you have current plans to begin providing services into mainland China.

History, page 1

4.   Please disclose here that your predecessor(s) had been a reporting company, including the date when the predecessor filed the Form 15.

5.   See your discussion under Acquisition of Lee Tat, Our Logistics Business on page 3. Please disclose how you accounted for the acquisition on May 12, 2017 of Lee Tat Transportation Int'l Limited ("Lee Tat"). In this regard, it appears that Lee Tat might be the accounting acquirer under a reverse merger whereby it acquired the net assets of the Company in exchange for the 219,222,938 common shares issued to Mr. Koon Wing Cheung for a 51% controlling interest. We note that there was also a change in management and board composition in connection with the acquisition, with the exception of Ms. Miky Y. C. Wan who continues as an officer. Reference is also made to your disclosure in Note 2 of the pro forma financial statements at page F-33. Please disclose whether or not you intend to change the name of the Company from Cosmos Group Holdings Inc. ("COSG") to that of Lee Tat, as we note the historical financial statements included in the Form 10 are those of Lee Tat rather than COSG. Please also disclose that COSG was a shell company at the date of the merger with Lee Tat.

Market Overview, page 3

6.   This section appears to focus on logistics and e-commerce in China, but we note your current business operates in Hong Kong, with a planned expansion into mainland China. Please clarify or advise.

7.   We note that some of the statistics are given with 2015 numbers. Please update, to the extent practical.

Our Business, page 4

Expansion into China, page 5

8.   We note you expect to begin operations in China in June 2017. Please update this, as applicable.

9.   We note you indicate you hope to begin expanding operations in China. Please briefly expand to include the material steps necessary and timeline for achieving this goal.

Please also discuss any needed financing to begin this expansion. If financing is not readily available, please make that clear.

Major Customers, page 6

10. Refer to the tabular table for the year ended December 31, 2016 and the percentages of revenues. Based on the dollar amounts shown for each customers and the consolidated revenue amount disclosed in the statements of operations on page F-4, it appears the percentage of revenue in the table should instead be 39%, 19% and 58%, rather than 52%, 25%, and 77%. Please revise or advise. Also the corresponding table on page 20 within MD&A should be revised, as appropriate, along with Note 11 on page F-16.

Government and Industry Regulations, page 8

11. Please also expand to discuss how the laws of the People's Republic of China might affect your business, given you are now going to begin operating in China. Include related risk factors, as well, if applicable.

Reports to Security Holders, page 9

12. Please include the file number for your predecessors.

Risk Factors, page 9

Risks Related to Our Finances and Capital Requirements, page 12

13. Please include risk factor discussion about your indebtedness, such as the loans discussed under "Certain Relationships and Related Transactions," at page 32.

Summary Compensation Table, page 30

14. Please tell us why you have not included compensation disclosure for your principal financial officer.

Certain Relationships and Related Transactions, and Director Independence, page 32

15. Refer to the advances of US$15,018 and US$186,849 received from Cosmos Links as of March 31, 2017 and December 31, 2016, respectively. As the advances are not expected to be repayable within the next twelve months, please advise where these amounts are separately reflected in the March 31, 2017 and December 31, 2016 balance sheets of Lee Tat. To the extent such outstanding balances were repaid or otherwise cancelled in connection with the Lee Tat acquisition, or are included in the pro forma balance sheet at page F-31, please advise.

Financial Statements

Statements of Operations, pages F-4 and F-19

16. Please disclose the related net income/(loss) per share data and weighted average number of ordinary shares used in the computation. See ASC Topic 260-10-45-2 and ASC Topic 260-10-50-1.

Unaudited Pro Forma Financial Statements, page F-30

17. Please include a pro forma statement of operation for the year ended December 31, 2016. Further, please include on the face of the statements of operations, the pro forma net income/(loss) per share data for the year ended December 31, 2016 and the three months ended March 31, 2017.

18. For the pro forma adjustments shown on the face of the pro forma balance sheet, please indicate a footnote number to each adjustment and expand Note 3 on page F-33 to disclose in detail how such adjustment amount was computed.

19. Please expand Note 4 on page F-34 to disclose how you arrived at the 429,848,898 total shares outstanding as used in the computation of pro forma net loss per share. In this regard, disclose the total number of COSG weighted average number of common shares outstanding as of December 31, 2016 and March 31, 2017, respectively, and the common share issuance to arrive at the pro forma number of shares at each period.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly Singleton at (202) 551-3328 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at (202) 551-3210 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure